Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or ‘the Company’)

RESULT OF ANNUAL GENERAL MEETING

Oxford, UK, 18 July 2017 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection, announces that all resolutions proposed to shareholders at the Company’s Annual General Meeting (‘AGM’) held earlier today were duly passed. The results of the proxy votes lodged in advance and at the meeting will be available shortly from the Investors section of Summit’s website, www.summitplc.com.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

-END-